Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

April 30, 2014
Ms. Jennifer Monick Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:
IRSA Investments and Representations Inc.: Form 20-F for Fiscal Year ended June 30, 2013 Filed on October 31, 2013; Form 20-F for Fiscal Year ended  June 30, 2012, Filed on October 31, 2012, File No. 001-13542

Dear Ms. Monick:

On behalf of IRSA Investments and Representations Inc. (the “Company”), we are writing to respond to questions raised in the Staff’s comment letter dated March 28, 2014 (the “Comment Letter”) relating to the above-referenced annual reports (the “Annual Report”) of the Company originally submitted on October 31, 2012 and October 31, 2013, respectively, pursuant to the Securities Act of 1934, as amended.

We are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 6-K/A filed December 19, 2012

1)	We note your correspondence dated October 18, 2013 and February 3, 2014. We continue to evaluate your responses.

We respectfully acknowledge that the Staff continues evaluating the responses provided.

2)
For the barter transactions that have been completed, please compare the specifications of the total completed project to the specifications agreed to in the barter agreement. Also, compare the specifications of the actual units received to the specifications of those units agreed to in the barter agreement. To the extent there are significant differences in the specifications, please tell us the process that occurred to approve these changes. Also, please compare the fair value of units received to value of the receivable recorded.

In response to the Staff’s comment, we advise the Staff that there was only one out of four barter arrangements that had been completed as of June 30, 2013, namely the Torres Rosario Project – Parcel 2-G. As indicated in our response to Comment No. 2 of our comment response letter dated October 18, 2013, all of the other three barter agreements remained outstanding as of June 30, 2013. We have included below two tables, Table “A” which compares the specifications of the total completed Torres del Rosario Project Parcel 2G to the specifications set forth in the barter agreement; and Table “B” which compares the specifications of the actual units received to the specifications of those units provided for in the applicable barter agreement:

Table A:

Specification of the project (Torres Rosario–Parcel 2G)	At the time of the signed agreement	At the time of completion of the project
Number of buildings	Two opposite blocks composed of residential units and parking spaces.	As agreed.
Floors per building	Ground floor + 6 floors + basement.	As agreed.
Design of each building
Ground floor: 10 apartments of 2, 3 and 4 bedrooms with exclusive gardens. Floors 1st through 4th: 72 apartments (18 apartments per floor) of 1, 2 and 3 bedrooms. Floors 5th and 6th: 16 duplex of 3 bedrooms with terraces.
As agreed.
Total square meters	15,218 square meters.	As agreed.
Total units	98 residential units and 98 parking spaces.	As agreed.
Amenities	• Swimming pool with solarium. • Multiple use room. • Sauna. • Gymnasium with dress room. • Laundry.	As agreed.

Table B:

Specification of the units (Torres Rosario – Parcel 2G)	At the time of the signed agreement	At the time of delivery of the units
Number of units	15 apartment units, 15 parking spaces and 15% of total storage spaces.	As agreed: 15 apartment units, 15 parking spaces and 2 storage spaces (representing 15% of total storage spaces).
Total square meters of apartments	Covered: 1,504 square meters. Semi-Covered: 173 square meters.	Covered: 1,489 square meters. Semi-Covered: 210 square meters.
Location	Specified units per floor.	As agreed.
Quality	Specified materials and terminations, which include (among others): structure, walls, floors, carpentry, glasses, air conditioner, installation of gas and electricity, lifts.	As agreed.

Considering the information provided in the tables detailed above, we advise the Staff that there were no significant differences between the specifications agreed and the completed project / actual units received in respect of the barter agreement.

Furthermore, and as we further described in our comment response letter to the Staff dated December 30, 2013, we wish to clarify the Staff that, when the original agreement is signed and legal title and possession of the undeveloped land is transferred to the developer, the Company recognizes revenue as all the criteria required by paragraph 14 of IAS 18 for the sale of goods are met at that time. Revenue (together with the in-kind receivable) is recognized at the fair value of the goods given up (i.e., the undeveloped land), adjusted by the amount of cash received as part of the transaction. The in-kind receivable is recognized as inventory and is not subsequently re-measured.

In addition, we wish to clarify the Staff that, at the time the developer transfers to us the number of units stipulated in the agreement for a particular project, no revenue and/or gain is recognized. We recognize revenue only when we sell the units to third parties (i.e. home residents).

Considering the above, we advise the Staff that the fair value of the total units received for the Torres Rosario Project – Parcel 2-G (based on the sales price of the units sold by the Company to third parties) amounted to Ps.21.1 million; while the value of the trading property (in-kind receivable) recorded in the Company’s financial statement amounted to Ps.3.4 million.

Form 20-F for the fiscal year ended June 30, 2013

Item 5. Operating and Financial Review and Prospects, page 54

A. Operating Results, page 54

3)
We note the response to comment 2 included in your response letter dated May 20, 2013 that the Company agrees to disclose in its future Exchange Act reports a more detailed discussion of leasing activity in its shopping center and office portfolio during the reporting period, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed and leasing costs. With respect to renewed leases, the Company will, to the extent there is a material difference, provide quantitative disclosure comparing the average base rent per square meter on expiring leases with rates on the new leases. We were unable to find the revised disclosure. Please advise.

In response to the Staff’s comment, we advise the Staff that the required disclosure was inadvertently omitted in our Form 20-F for the fiscal year ended June 30, 2013 and will be included in future Exchange Act Reports. However, we advise the Staff that the information requested associated to our shopping center portfolio is included in the Form 20-F of our subsidiary, Alto Palermo S.A. (APSA) filed on October 31, 2013 (File No. 000-30982).

4)
We note you discuss your results of operations for certain line items on a segment basis only. Please also discuss your results of operations using the amounts from your Consolidated Statements of Income. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, we advise the Staff that our results of operations are discussed on a segment basis since that financial information is regularly evaluated by our chief operating decision maker in assessing and understanding our performance and results of operations. Segment information data differs from consolidated statements of income data due only to the proportionate consolidation of equity-accounted joint ventures on a line-by-line basis rather than a single line item, as IFRS requires to be shown in the statement of income. Page 59 of our annual report on Form 20-F for the year ended June 30, 2013 includes a reconciliation between the total results of operations as shown in the segment information and the results of operations as per the statement of income. Furthermore, our operating results are discussed on a consolidated basis, although reflecting the proportionate consolidation of our joint ventures. We note, however, that we will revise the disclosure in our future Exchange Act reports to include a discussion of our results of operations using the amounts from our consolidated statement of income.

B. Liquidity and Capital Resources, page 85

Capital Expenditures, page 88

5)
Please tell us if you capitalized personnel costs to investment properties. To the extent material, please separately quantify and disclose personnel costs capitalized to investment properties for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your Operating and Financial Review and Prospects.

We advise the Staff that we have not capitalized personnel costs to investment properties in any of the periods presented. See also our response to comment 12 below.

F. Tabular Disclosure of Contractual Obligations, page 90

6)
It does not appear that you have disclosed the amount of interest related to your borrowings. Please confirm that you will disclose this information in future filings. Please refer to footnote 46 in our Release 33-8350.

In response to the Staff’s comment, we advise the Staff that the figures detailed in the Tabular Disclosure of Contractual Obligations section and in the Indebtedness table include interest related to our borrowings. We will include an appropriate clarification to the disclosure in our future Exchange Act reports.

Item 8. Financial Information, page 100

Other Litigation, page 101

7)
We note your disclosure of the alleged charges by and penalties paid to the CNV as a result of their investigation carried out on your corporate books in October 2010. Please provide additional details of the alleged charges and penalties.

In response to the Staff’s comment, we advise the Staff that in February 2011, the Comisión Nacional de Valores (referred to hereinafter as “CNV”) commenced a summary proceeding against the members of our board of directors, our audit committee members and our supervisory committee members (all of them at that time), alleging formal irregularities in our Corporate Books, such as the lack of signatures in certain minutes, the nonexistence of an Executive Committee Book, deletions in the Board of Directors´ Minute Book, the absence of the Audit Committee Book, the unavailability of the Registry of Deposited Shares and Record of Attendances Book when required by the CNV, and certain formal errors in the transcription of the financial statements into the Inventory and Balance Sheet Book; arising from an investigation carried out by the CNV in October 2010. According to Decree No.677/01 issued by the Executive Branch (which was in force at the time of the issuance of the above mentioned resolution and derogated through the enactment of Law the Capital Market Law No. 26,831), the potential penalties for violations to the rules which governs the capital markets, its players and the securities traded, without the prejudice of the applicable civil or criminal actions, are: a) warning; b) fine of Ps.1,000 up to Ps.1,500,000, which may be increased to up to 5 times the amount of the obtained benefit or the damage suffered as a consequence of the illegal action, if any of them is higher; c) suspension of up to 5 years from performing their functions as directors, managers, auditors, members of the supervisory council, among others; d) suspension of up to 2 years to make public offerings; and/or e) prohibition to make public offerings of negotiable securities.

For the purposes of establishing the above mentioned penalties, pursuant to applicable law, the CNV shall take into account: the damage to the confidence in the capital market; the scope of the violation; the generated benefits or the damages caused by the defaulting party; the operating volume of the defaulting party; the individual performance of the members of the administration and control bodies and their relation with the control group, especially, the nature of independent or external member(s) of said bodies; and the circumstance of having been penalized in the 6 previous years by the application of the Executive Branch Decree 677/01.

Our discharge was filed in March 2011 and the first hearing was held in May 2011. In April, 2013, the CNV imposed (as a result of the aforementioned alleged charges) a fine on the members of our board of directors, our audit committee members and our supervisory committee members in the amount of Ps.270,000. Additionally, the CNV imposed to Mr. Oscar Pedro Bergotto, Barenboim and Andres Suarez (due to his participation in the supervisory committee) a fine of Ps.30,000. Even though the fine was paid, in April 2013, we appealed such resolution, which is still ongoing in Court Room No. IV of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-9

8)	Please tell us how you determined it was appropriate to present the detail of cash generated by operations within your footnotes as opposed to the face of your Consolidated Statements of Cash Flows.

In response to the Staff’s comment, we refer to paragraph 10 of IAS 7 “Statements of cash flows” which requires the presentation of total cash flows during the period classified by operating, investing and financing activities in the face of the statement of cash flows. Additionally, paragraphs 32 and 35 of IAS 7 require the separate presentation within the cash flow statement of interests and taxes on income paid during the period. However, IAS 7 does not require the presentation of other components of operating cash flows in the face of the statements of cash flows.

Considering the above, we have included the components of operating cash flows within a separate note to the financial statements solely for ease of reading.

Notes to Consolidated Financial Statements, page F-10

2. Summary of significant accounting policies, page F-11

2.7 Property, plant and equipment, page F-27

9)
We note you disclose that gains and losses from the disposal of property, plant and equipment are recognized within Other operating results, net; and that Gain from disposal of investment properties is a line item to arrive at Profit from operations. Upon disposal, please tell us how you determined it was not necessary to classify these gains and losses as well as any related revenues and expenses within discontinued operations. Your response should address, but not necessarily be limited to, that your hotels are classified under property, plant and equipment and that shopping centers and offices are classified under investment properties. Please refer to IFRS 5.

In response to the Staff’s comment, we advise the Staff that we have not disposed of any shopping center properties for any of the periods presented.

Our gains from disposal of investment properties for the years ended June 30, 2013 and 2012, were related to the sale of office properties. In this regard, we advise the Staff that we evaluated the disposals under IFRS 5 “Non-current assets held for sale and discontinued operations” and concluded that the properties disposed of met the definition of “component”, since their operations and cash flows can be clearly distinguished operationally and for financial reporting purposes from the rest of the company. However, we concluded that they did not meet any of the three criteria for presentation as discontinued operations as prescribed in paragraph 32 of IFRS 5 since (a) they did not represent a separate major line of business or geographical area of operations – the properties disposed of represented approximately 5.8% of total revenues (2012: 2.5%) and 8.0% of total assets (2012: 3.0%) within the “Offices and Others” segment (the segment where the properties were allocated) for the year ended June 30, 2013, and represented approximately 0.7% of total revenues (2012: 0.3%) and 1.5% of total assets (2012: 0.6%) allocated to Argentina (the geographical area of operations) for the year ended June 30, 2013; (b) they were not part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, as we may from time to time sell properties to profit from real estate appreciation or when we consider they are no longer core to our ongoing rental business activities; and (c) they were not subsidiaries acquired exclusively with a view to resell. Therefore, we concluded that none of these disposals qualified as discontinued operation in accordance with IFRS 5.

Furthermore, we advise the Staff that we have not disposed of any hotel properties for any of the periods presented. Our gains and losses from disposal of property, plant and equipment for the years ended June 30, 2013 and 2012, were mainly related to the sale of certain ancillary items of property, plant and equipment (principally furniture and fixtures). In this regard, we advise the Staff that these dispositions did not meet the definition of “component” as prescribed by IFRS 5, since their operations and cash flows cannot be distinguished operationally and for financial reporting purposes from the rest of the Company.

2.27 Revenue recognition, page F-43

Development property activities, page F-47

10)
It appears that there may be a financing element to the barter transactions. Please tell us what consideration you gave to imputing interest on the in-kind receivables from the barter transactions and cite the relevant guidance.

In response to the Staff’s comment, we advise the Staff that, as we described in our response to the Staff’s comment No. 3 of our comment response letter dated October 18, 2013, the in-kind receivables from the barter transactions do not meet the definition of financial assets in accordance with IFRS 9 “Financial Instruments”, as they do not represent a contractual right to receive cash or another financial asset from another entity. Therefore, the in-kind receivables are not subsequently re-measured at fair value and no interest is imputed to its carrying amount at each period-end. Rather, the in-kind receivables are classified as inventories (trading property in the terminology used by the Company to separate these from other inventories) as required by IAS 2 “Inventories”, as they represent assets held for sale in the ordinary course of business. Trading properties are carried at the lower of cost and net realizable value.

Furthermore, we advise the Staff that the in-kind receivables are initially measured at the fair value of the land given up in each barter transaction. The fair value of the land given up is determined at the time of the barter agreement and it does not represent a future amount that may be discounted to present value (which could be the case if the fair value of the in-kind receivables were determined based on the fair value of the future units to be received as part of the agreement). Consequently, the initial cost of the in-kind receivables does not include any financing element.

4. Acquisitions, dispositions and authorization pending approval, page F-86

Acquisition of equity interest in joint venture, page F-87

11)
Please tell us the nature of the Ps.6.1 million recognized as Trade and other receivables. Your response should include the authoritative accounting literature management relied upon for accounting for this item.

In response to the Staff’s comment, we advise the Staff that, in November 2012 we acquired a 50% interest in the joint venture Entertainment Holding S.A. (“EHSA”), an entity whose main asset consists of an indirect 50% interest in the share capital of La Rural S.A. (“LRSA”). In consideration for the interest acquired, we paid to the former owners of EHSA a total amount of Ps.25.9 million. In addition, we paid an amount of Ps.6.1 million subject to the acquisition by EHSA of the remaining 50% of the share capital of LRSA before December 31, 2013. According to the contractual terms of the agreement, if this acquisition is not completed, the amount paid (i.e. Ps.6.1 million) shall be returned to us.

Considering the above, the Ps.6.1 million paid by us represents our right to receive cash if future events or conditions are met (that is, a contingently returnable consideration) and, therefore, it was classified as an asset within “Trade and other receivables” in accordance with paragraph 40 of IFRS 3 “Business combinations”.

6. Critical accounting estimates and assumptions, page F-109

12)
We note your disclosures in Note 2 on pages F-25, F-28, F-32 and F-33 regarding capitalization of certain costs. Please revise your disclosure to expand upon your capitalization policy as it relates to construction/development costs; both for properties under development and for operating properties included in other segments; including not only interest and real estate taxes, but also allocated salaries and G&A, as well as any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. This disclosure should include a discussion of the periods of capitalization including determination of when the capitalization period ends.

In response to the Staff’s comment, we advise the Staff that we contract third-party contractors to carry out the construction of properties under development and for operating properties included in other segments. Therefore, we principally capitalize amounts paid to these third-party contractors within properties under construction/development. We did not capitalize G&A and/or other overhead costs within our properties, as be determined that these costs do not contribute to bringing the assets into our intended location and condition. We will revise the disclosure in our future Exchange Act reports to clarify our capitalization policy for these properties.

13)
We note your disclosure on page F-25 regarding the capitalization of leasing fees paid to third parties. Please include a critical accounting policy relating to leasing costs, including legal, internal leasing employee salaries and any other costs deferred and amortized over the terms of the respective leases.

In response to the Staff’s comment, we advise the Staff that we only capitalize as part of our investment properties (i) payments to third-party agents for services in connection with negotiating and arranging lease arrangements (a.k.a. “letting fees”) and (ii) certain taxes levied on the contracts. We do not capitalize any other costs (such as internal employee salaries) within our investment properties, as they are not incremental costs that are directly attributable to negotiating and arranging a lease, as prescribed by paragraph 4 of IAS 17 “Leases”.

We respectfully advise the Staff that the accounting policy described in the foregoing paragraph does not represent a critical accounting policy, as we believe that it does not require our management to make any difficult and/or subjective judgment (since costs capitalized represent actual payments made to third parties) and it does not have a significant effect on the amounts recognized in the financial statements. However, we will revise the disclosure in Note 2.6 to the financial statements in our future Exchange Act reports to clarify our capitalization policy for leasing costs since the current disclosure makes reference only to “letting fees”.

Restrictions, commitments and other matters in respect of joint ventures, page F-124

Entertainment Holdings S.A., page F-125

14)
On page F-87, you disclose that you acquired your interest in Entertainment Holdings S.A. in November 2012. On page F-125, you disclose an Executive Order that annulled the sale of the Fairground to the SRA. Please tell us how you considered the impact of this Executive Order on your interest in Entertainment Holdings S.A. Within your response, please disclose the authoritative accounting literature management relied upon.

In response to the Staff’s comment, we advise the Staff that we acquired a 50% interest in the joint venture Entertainment Holding S.A. (“EHSA”) in November 2012. At the time of the acquisition, EHSA had an interest in an entity whose main asset was the right to use the land known as “Predio Ferial de Buenos Aires” (referred to as the “Fairground”) through a contract with Sociedad Rural Argentina (“SRA”), the owner of the Fairground. The SRA, had bought the Fairground from a former Administration of the National Government by an Executive Order in 1991 (the “1991 EO”).

Immediately after we acquired the right of use on the Fairground, in December 2012, the current Administration of the National Government reviewed the contracts signed by the former Administration and the SRA twenty years ago and issued an Executive Order (the “2012 EO”) seeking to declare null and void the former 1991 EO. The 2012 EO demanded the return of the Fairground to the State.

The 2012 EO neither addresses the right of use of the Fairground nor any action that the owner of the ground might have taken while in possession. According to the information provided by the SRA, they obtained a stay from Argentine Court freezing the 2012 EO, and, although the National Government appealed the ruling, the appeal was rejected by the Supreme Court of Justice in 2013.

We, as well as the joint venture EHSA, were neither defendant in the legal case initiated by SRA nor were mentioned and/or addressed in any respect in the 2012 EO. We acquired the interest in the entity that has the right to use the Fairground as a good faith purchaser, entity that had acquired the right to use the Fairground in good faith as well. The 2012 EO, if sustained by the Supreme Court of Justice in the future, will have no effect in the legal structure of EHSA and on our acquisition of EHSA. However, if sustained, it might have an impact to the underlying asset acquired (the right to use), in the event a final judgment declares null and void all acts performed by the SRA with the Fairground, including granting a right to use it to third parties.

We advise the Staff that we evaluated our investment in the joint venture EHSA for impairment pursuant to the requirements of IAS 28 “Investments in associates and joint ventures” both as of each period end after acquisition, December 31, 2012, March 31, 2013 and June 30, 2013, and concluded that based on the evidence and other information analyzed (including but not limited to legal opinions) no impairment of the investment was necessary. We continue to monitor the situation very closely.

Notwithstanding the above, as from the acquisition date to the date of issuance of the financial statements, none of the judicial measures initiated by the owner of the Fairground and/or the National Government, or the appeals and rulings thereof, had any effect on our effective use of the Fairground. As we have disclosed in the Risk Factors section of the 20-F for the Fiscal Year 2013 - Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations.

10. Interests in associates, page F-129

15)
You disclose that the fair value of your interest in BHSA is Ps.491.2 million at June 30, 2013. However, it appears that your carrying amount of this interest is Ps.1 billion. Please tell us how you considered the fair value during your impairment analysis of this interest.

In response to the Staff’s comment, we advise the Staff that the fair value of our interest in BHSA was considered as an impairment indicator as of June 30, 2013. Therefore, an impairment testing over the associate BHSA was performed in accordance with IAS 36 “Impairment of assets”. The recoverable amount was determined as the higher of the fair value and the value in use, as required by such standard. Due to the fact that the value in use of our interest in BHSA was higher than its carrying amount, no impairment loss was recognized.

In addition, we advise the Staff that, even though the fair value of our interest in BHSA was not used as the recoverable amount of our investment for purpose of our impairment testing, its amount was disclosed in compliance with the requirement of paragraph 21 b. (iii) of IFRS 12 “Disclosure of interests in other entities”.

16)
It appears that you have recorded losses after your interest in New Lipstick LLC was reduced to zero. Please tell us if you have incurred legal or constructive obligations or made payments on behalf of New Lipstick LLC. Please refer to paragraph 39 of IAS 28.

In response to the Staff’s comment, we advise the Staff that, in accordance with paragraph 39 of IAS 28 “Investments in associates and joint ventures”, we have recorded losses after our carrying amount of New Lipstick was reduced to zero since we incurred constructive obligations over the investment. Our constructive obligations arise due to the fact that we are unwilling to abandon our investment, which is primarily sustained by our past history of funding the investee’ losses.

16. Financial instruments by category, page F-145

17)
We note that your investment in the equity securities of TGLT, a public company listed on the Buenos Aires Stock Exchange, are considered Level 1 assets at July 1, 2011; Level 2 assets at June 30, 2012; but again Level 1 at June 30, 2013. Your disclosure on page F- 151 indicates that the change from Level 1 to Level 2 for 2012 was due to a lack of trading activity. Furthermore, you disclose on page F-152 that these shares are valued using a theoretical price. Please clarify to us how you determined that these shares are Level 1 assets at June 30, 2013.

In response to the Staff’s comment, we advise the Staff that TGLT shares were traded with the sufficient frequency and in a sufficient quantity for price information to be available on an ongoing basis as of June 30, 2011 and June 30, 2013. As such, since there were observable transactions occurring in the market, we classified our equity securities of TGLT as Level 1 assets both as of June 30, 2011 and June 30, 2013. Accordingly, we measure our equity securities of TGLT at their respective quoted prices as of June 30, 2011 and June 30, 2013.

On the other hand, due to the absence of transactions during a significant period near the year-end June 30, 2012, we transferred our equity securities in TGLT from Level 1 to Level 2, since the latest quoted price available for those securities was not considered representative of the market price of the shares. Consequently, we measured the equity securities of TGLT using the theoretical price method as of June 30, 2012.

18)
We note that you value the preferred shares of SUPERTEL using the binomial tree, which is a pricing model normally associated with option pricing. Please tell us how you determined that this was the most appropriate model to use in the valuation of these preferred shares.

In response to the Staff’s comment, we advise the Staff that, as further described on page 26 of our annual report on Form 20-F for the year ended June 30, 2013, the preferred shares of Supertel accrue a preferred dividend of 6.25% per annum and are convertible into common shares of Supertel. In order to determine the fair value of the preferred shares, it was necessary to use a model that considers all the alternatives that the preferred shares may provide. Those alternatives are the maintenance of the preferred shares (including the fixed dividend payment) and the possibility of converting them into common shares of Supertel.

Considering the above, we determined that the most appropriate model to use for the valuation of the preferred shares was a 1000 node Convertible Bond valuation model published by Goldman Sachs in the article "Valuing Convertible Bonds as Derivatives" (November 2004), which is based on a Binomial Tree. This model considers not only the conversion option of the shares (as a typical binomial tree model does), but also the fixed dividend payment, as it would be similar to a bond issued by Supertel.

18. Trade and other receivables, page F-153

19)	Please clarify the nature of the checks to be deposited and tell us how you determined it is appropriate to record this item within trade and other receivables.

In response to the Staff’s comment, we wish to clarify that “checks to be deposited” represent checks received with a written future date, so that they cannot be cashed until that date (post-dated checks). Therefore, we maintain these checks within “Trade and other receivables” in the statement of financial position until they are cashed. We will revise the terminology in our future Exchange Act reports to clarify the nature of the receivable.

We further hereby confirm and acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *
Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.
Very truly yours,

By:	/s/ Jaime Mercado

cc:	Matías Gaivironsky
Leonardo Magliocco
Eduardo Loiacono
Emiliano Brunet
David L. Williams